Exhibit 99.13

PRESS RELEASE

United States: TotalEnergies and Clean Energy Launch the
Construction of their First Biogas Unit

Paris, November 30, 2021 – Through their joint venture, TotalEnergies and its U.S. partner Clean Energy are launching the construction of their first biomethane production unit, in Friona, Texas. The biomethane will be used as an alternative fuel for mobility, thus contributing to decarbonize road transportation.

Located on the Del Rio Dairy farm, the facility will be fueled by the onsite supply of livestock manure to produce more than 40 GWh of biomethane per year. The biomethane will be distributed in the United States by Clean Energy through its network of fueling stations, enabling the supply of renewable gas to between 200 and 300 trucks per year.

By processing cow manure, a significant source of methane emissions, and substituting fossil fuels with renewable energies, the project will avoid some 45,000 tonnes of CO2e emissions per year1.

“We are pleased to consolidate our entry into the U.S. biomethane market by jointly developing this first production unit on the Del Rio Dairy farm, through our joint venture with Clean Energy,” said Laurent Wolffsheim, Senior Vice President Green Gases & Growth at TotalEnergies. “This project marks another step in TotalEnergies' transformation into a multi-energy company, and in the implementation of its ambition to be a major player in renewables.”

“This project at Del Rio Dairy helps to address the increasing demand for RNG by fleets and is a great example of our partnership with TotalEnergies, one of the world’s leading and most sustainably-minded energy companies,” said Andrew J. Littlefair, president and CEO, Clean Energy, “RNG, one of the cleanest fuels on the planet, manages greenhouse gas emissions and tackles global warming. The added RNG production from Del Rio will help us meet our target to provide this 100% negative carbon emissions fuel at all of our North American stations by 2025.”

Through the acquisition of an interest in Clean Energy in May 2018, TotalEnergies became the largest shareholder of the U.S. leader in natural gas vehicle fuels, with a stake of some 19% today. In March 2021, the two partners set up a 50/50 joint venture to speed up the development of biomethane production in the United States.

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TotalEnergies and Biomethane

Biomethane is a renewable gas that has a key role to play in the energy transition. TotalEnergies is the segment leader in France, with close to 500 GWh of production capacity, and aims to become a major player in biomethane internationally by partnering with market leaders in other geographies, such as Clean Energy in the United States and Adani in India. The Company is active across the entire biomethane value chain, from project development to marketing of biomethane and its by-products (biofertilizers, bioCO2). It aims to produce 2 TWh of biomethane per year by 2025 – equivalent to the average annual consumption of 670,000 U.S. consumers, and a reduction in CO2 emissions of 400,000 tonnes.

[1]	CO2 equivalent is the metric used to measure various greenhouse gas emissions (methane, CO2, etc.), based on their global warming potential.

About Clean Energy

Clean Energy Fuels Corp. is the north American largest provider of the cleanest fuel for the transportation market. Our mission is to decarbonize transportation through the development and delivery of renewable natural gas (RNG), a sustainable fuel derived from organic waste. Clean Energy allows thousands of vehicles, from airport shuttles to city buses to waste and heavy-duty trucks, to reduce their amount of climate-harming greenhouse gas. We operate a vast network of fueling stations across the U.S. and Canada. Visit www.cleanenergyfuels.com and follow @ce_renewables on Twitter.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).